FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2006

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PRESS RELEASE Year Ended 2005 – Market Information

ENERSIS ANNOUNCES CONSOLIDATED RESULTS FOR YEAR ENDED DECEMBER 31st., 2005

HIGHLIGHTS FOR THE PERIOD
[All figures in Chilean Pesos]

  Net income grew 48.2% reaching Ch$ 68,017 million based on an important 19.7% improvement in Operating Income.
  EBITDA grew 10.1% reaching Ch$ 1,181,269 million.
  Operating Revenues increased 13.9% to Ch$ 3,215,797 million mainly due to,
    15.9% higher revenues in Distribution Business
    4.9% higher revenues in Generation and Transmission Business
  Operating Income improved 19.7% to Ch$ 805,333 million, basically as a consequence of higher Operating Income in distribution business in Brazil and Colombia, and generation business in Chile and Brazil.
  Interest coverage improved 11.8% reaching to 3.6 times.
  ADR price increased 29.1% to US$10.99.
  Physical sales maintained its increasing trend, given the recovered economic situation in the region, with an increase of 5.6% in physical sales in distribution and 7.6% in generation.
  Electricity sales in GWh, continue growing in all our concession areas, as follows:

•	Santiago	4.7%
•	Buenos Aires	5.2%
•	Bogotá	4.5%
•	Rio de Janeiro & Fortaleza	7.2%
•	Lima	6.6%
  Our clients’ base in distribution grew more than 330 thousand new customers.
  Enersis started to consolidate since October, Endesa Brasil, our new holding company.
  The Rating Agency Standard & Poor´s raised Enersis senior unsecured debt to BBB-. Likewise, Moody’s improved the rating of Enersis, updating the outlook to positive from stable. Both, considering the improved financial and operating condition of Enersis Group.

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PRESS RELEASE Year Ended 2005 – Market Information

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PRESS RELEASE Year Ended 2005 – Market Information

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PRESS RELEASE Year Ended 2005 – Market Information

GENERAL INFORMATION

(Santiago, Chile, January 26, 2006) Enersis S.A. (NYSE: ENI), announced today its consolidated financial results for the year ended December 31, 2005. All figures are in both US$ and Ch$, under Chilean Generally Accepted Accounting Principles (Chilean GAAP), as seen in the standardized form required by Chilean authorities (FECU). Variations refer to the period between December 2004 and December 2005. Figures have been adjusted by CPI variation between both periods, equal to 3.6% .

For the purpose of converting Chilean pesos (Ch$) into US dollars (US$), we have used the exchange rate prevailing as of December 2005 for both periods under comparison, equal to US$1 = Ch$512.5. The Chilean peso appreciated by 8.1% against the US$ comparing December 2005 to December 2004.

The consolidation includes the following investment vehicles and companies,

a)	In Chile: Endesa Chile (NYSE: EOC), Chilectra, Synapsis, CAM and Inm. Manso de Velasco and Elesur.

b)	Outside Chile: Distrilima (Peru), Endesa Brasil (Brazil) [*], Edesur (Argentina), Codensa (Colombia) and Enersis Internacional.

In the following pages you will find a detailed analysis of financial statements, a brief explanation for most of variations, and comments on the main items of Income and Cash Flow Statements compared to the information booked as of December 2004.

[*] Includes The Thermal Generation Power Plant Fortaleza, and the transmission company, CIEN

Pg. 4

PRESS RELEASE Year Ended 2005 – Market Information

SIMPLIFIED ORGANIZATIONAL STRUCTURE

ENERSIS

(Direct + Indirect)

ARGENTINA

	Business	Ownership
Costanera	Gx	38.5%
El Chocón	Gx	28.5%
Edesur	Dx	65.1%
CTM	Tx	53.6%
TESA	Tx	53.6%
CEMSA	Tx	27.0%

BRAZIL

	Business	Ownership
Endesa Brasil	Gx, Dx, Tx	53.6%
Cachoeira Dourada	Gx	53.4%
Fortaleza	Gx	53.6%
Ampla	Dx	69.6%
Coelce	Dx	34.9%
CIEN	Tx	53.6%

CHILE

	Business	Ownership
Endesa Chile	Gx	60.0%
Celta	Gx	60.0%
Pangue	Gx	57.0%
Pehuenche	Gx	55.6%
San isidro	Gx	60.0%
Chilectra	Dx	98.2%
Atacama Chile	Ox	30.0%
Gasod. Tal Tal	Ox	30.0%
Electrogas	Ox	25.5%
Ingendesa	Ox	60.0%
Túnel El Melón	Ox	60.0%
Chilectra	Dx	98.2%
Atacama Chile	Ox	30.0%
Gasod. Tal Tal	Ox	30.0%
Electrogas	Ox	25.5%
Ingendesa	Ox	60.0%
Túnel El Melón	Ox	60.0%
Cam	Ox	100.0%
Synapsis	Ox	100.0%
I. Manso Velasco	Ox	100.0%
Transquillota	Tx	30.0%

COLOMBIA

	Business	Ownership
Emgesa	Gx	14.7%
Betania	Gx	51.4%
Codensa	Dx	21.7%

PERU

	Business	Ownership
Edegel	Gx	22.7%
Edelnor	Dx	33.4%

PERU

	Business	Ownership
Edegel	Gx	22.7%
Edelnor	Dx	33.4%

enersis
endesa

Gx: Generation
Tx: Transmission /Trading
Dx: Distribution
Ox: Gas Pipelines, others

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PRESS RELEASE Year Ended 2005 – Market Information

MARKET INFORMATION

EQUITY MARKET

The last 12 months, market capitalization increased 29.14% from US$ 5,557 million to US$ 7,177 million; Enersis' ADR changed from US$ 8.51 to US$ 10.99. This variation is compared very favorably with respect to the 0.60% negative variation of the Dow Jones Index and the 20.94% increase in the Dow Jones Utilities Average for the same period.

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PRESS RELEASE Year Ended 2005 – Market Information

Over the last 12 months, the share price increased 18.72%, from Ch$ 93.66 to Ch$ 111.19. This is favorably compared with the 9.35% increase of the IPSA Index.

Over the last 12 months, the Enersis share price has increased 49.51%, from € 6.22 to € 9.30, compared to the 83.94% variation of the Latibex Index.

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PRESS RELEASE Year Ended 2005 – Market Information

MARKET PERCEPTION

The research released during the period on Enersis shows the following target prices for the ADR.

Table 1

Publication Date	Company	Main Analyst	Target Price	Recommendation
			US$

January 04, 2006	Citigroup	Stephen Trent	12.50	Hold
November 09, 2005	Bear Stearns	Gabriel Salas	15.00	Outperform
November 09, 2005	Larrain Vial	Cristián Ramírez	13.20	Outperform
October 27, 2005	Merrill Lynch	Frank McGann	13.50	Buy

ADR average target price (US$)			13.55

Source: Bloomberg

DEBT MARKET

The following chart shows the pricing of our Yankee Bonds during the last twelve months.

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PRESS RELEASE Year Ended 2005 – Market Information

RISK RATING CLASSIFICATION

CORPORATE RISK RATING CLASSIFICATION:

Moody’s:            Ba1 / Positive

Rationale (14/10/05)
“Moody’s Investors Service affirmed the rating of Enersis”… “and revised the rating outlook”… “to positive from stable”... “The change in outlook reflects improving financial performance, changes in the regulatory framework in Chile that are favorable for the company, and stronger demand growth for electricity in several countries in which Enersis and Endesa have operations.”

Standard & Poor’s:            BBB- / Positive

Rationale (26/10/05)
“Standard & Poor’s raised Enersis’ senior unsecured debt to BBB- from BB+, eliminating the one-notch difference between Enersis’s corporate credit rating and the rating of its senior secured debt”.

“The BBB- corporate credit rating on Enersis is based on its good business profile, which reflects the strong creditworthiness of its Chilean investments, the strong competitive position in the countries where it operates (Argentina, Brazil, Chile, Colombia, and Peru), and the growing demand for power in the region.”

Fitch:            BBB- / Positive

Rationale (09/02/05)
“…Operating income continues to grow reflecting improved regional economic conditions, strong demand growth, and lower regulatory uncertainties. Further improvement along this trend may result in additional positive rating actions.”

DOMESTIC RISK RATING CLASSIFICATION:

Feller Rate:	Bonds: A+ / Stable
Shares: 1st Class Level 1

Fitch:	Bonds: A+ / Stable
Shares: 1st Class Level 1

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PRESS RELEASE Year Ended 2005 – Consolidated Income Statement

CONSOLIDATED INCOME STATEMENT

UNDER CHILEAN GAAP, MILLION CH$

Table 2

CONS. INCOME STATEMENT - (million Ch$)	12M 04	12M 05	Var 05-04	Chg %

Revenues from Generation & Transmission (1)	1,048,749	1,099,977	51,228	4.9%
Revenues from Distribution	1,944,516	2,253,678	309,162	15.9%
Revenues from Engineering and Real Estate	31,817	33,351	1,534	4.8%
Revenues from Other Businesses	155,731	175,332	19,601	12.6%
Consolidation Adjustments	(357,211)	(346,541)	10,670	3.0%

Operating Revenues	2,823,601	3,215,797	392,196	13.9%

Costs from Generation	(633,833)	(653,705)	(19,872)	(3.1%)
Costs from Distribution	(1,516,188)	(1,680,779)	(164,591)	(10.9%)
Costs from Engineering and Real Estate	(26,745)	(26,919)	(174)	(0.6%)
Costs from Other Businesses	(122,810)	(143,122)	(20,312)	(16.5%)
Consolidation Adjustments	331,952	319,334	(12,618)	(3.8%)

Operating Costs	(1,967,623)	(2,185,190)	(217,567)	(11.1%)

Operating Margin	855,978	1,030,607	174,629	20.4%

SG&A from Generation	(34,192)	(38,950)	(4,758)	(13.9%)
SG&A from Distribution	(144,129)	(181,799)	(37,670)	(26.1%)
SG&A from Engineering and Real Estate	(3,574)	(3,326)	248	6.9%
SG&A from Other Businesses	(31,836)	(32,672)	(836)	(2.6%)
Consolidation Adjustments	30,737	31,473	736	2.4%

Selling and Administrative Expenses	(182,995)	(225,274)	(42,279)	(23.1%)

Operating Income	672,983	805,333	132,350	19.7%

Interest Income	76,287	92,810	16,523	21.7%
Interest Expense	(373,105)	(353,344)	19,761	5.3%
Net Financial Income (Expenses)	(296,819)	(260,534)	36,285	12.2%
Equity Gains from Related Companies	32,268	14,464	(17,804)	(55.2%)
Equity Losses from Related Companies	(1)	(7,718)	(7,717)	-
Net Income from Related Companies	32,267	6,746	(25,521)	(79.1%)
Other Non Operating Income	121,289	73,911	(47,378)	(39.1%)
Other Non Operating Expenses	(213,616)	(158,744)	54,872	25.7%
Net other Non Operating Income (Expense)	(92,327)	(84,833)	7,494	8.1%
Price Level Restatement	(805)	(4,945)	(4,140)	-
Foreign Exchange Effect	14,926	(6,242)	(21,168)	(141.8%)
Net of Monetary Exposure	14,121	(11,187)	(25,308)	(179.2%)
Positive Goodwill Amortization	(55,116)	(55,186)	(70)	(0.1%)

Non Operating Income	(397,874)	(404,994)	(7,120)	(1.8%)

Net Inc b. Taxes, Min Int and Neg Goodwill Amort.	275,109	400,339	125,230	45.5%

Extraordinary Items	-	-	-	-
Income Tax	(142,182)	(178,306)	(36,124)	(25.4%)
Minority Interest	(104,747)	(169,513)	(64,766)	(61.8%)
Negative Goodwill Amortization	17,723	15,497	(2,226)	(12.6%)

NET INCOME	45,903	68,017	22,114	48.2%

EBITDA	1,073,182	1,181,269	108,087	10.1%

(1) Includes 4Q05 sales from Fortaleza and CIEN

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PRESS RELEASE Year Ended 2005 – Consolidated Income Statement

UNDER CHILEAN GAAP, THOUSAND US$

Table 2.1

CONS. INCOME STATEMENT - (thousand US$)	12M 04	12M 05	Var 05-04	Chg %

Revenues from Generation & Transmission (1)	2,046,339	2,146,297	99,958	4.9%
Revenues from Distribution	3,794,178	4,397,421	603,243	15.9%
Revenues from Engineering and Real Estate	62,081	65,075	2,994	4.8%
Revenues from Other Businesses	303,866	342,111	38,245	12.6%
Consolidation Adjustments	(696,998)	(676,178)	20,820	3.0%

Operating Revenues	5,509,465	6,274,726	765,261	13.9%

Costs from Generation	(1,236,747)	(1,275,523)	(38,776)	(3.1%)
Costs from Distribution	(2,958,416)	(3,279,568)	(321,152)	(10.9%)
Costs from Engineering and Real Estate	(52,185)	(52,524)	(339)	(0.6%)
Costs from Other Businesses	(239,629)	(279,262)	(39,633)	(16.5%)
Consolidation Adjustments	647,712	623,091	(24,621)	(3.8%)

Operating Costs	(3,839,265)	(4,263,786)	(424,521)	(11.1%)

Operating Margin	1,670,200	2,010,940	340,740	20.4%

SG&A from Generation	(66,715)	(76,000)	(9,285)	(13.9%)
SG&A from Distribution	(281,228)	(354,730)	(73,502)	(26.1%)
SG&A from Engineering and Real Estate	(6,973)	(6,491)	482	6.9%
SG&A from Other Businesses	(62,120)	(63,750)	(1,630)	(2.6%)
Consolidation Adjustments	59,974	61,411	1,437	2.4%

Selling and Administrative Expenses	(357,063)	(439,559)	(82,496)	(23.1%)

Operating Income	1,313,137	1,571,381	258,244	19.7%

Interest Income	148,852	181,093	32,241	21.7%
Interest Expense	(728,010)	(689,452)	38,558	5.3%
Net Financial Income (Expenses)	(579,159)	(508,359)	70,800	12.2%
Equity Gains from Related Companies	62,962	28,222	(34,740)	(55.2%)
Equity Losses from Related Companies	(1)	(15,059)	(15,058)	-
Net Income from Related Companies	62,960	13,163	(49,797)	(79.1%)
Other Non Operating Income	236,662	144,216	(92,446)	(39.1%)
Other Non Operating Expenses	(416,811)	(309,743)	107,068	25.7%
Net other Non Operating Income (Expense)	(180,150)	(165,528)	14,622	8.1%
Price Level Restatement	(1,570)	(9,649)	(8,079)
Foreign Exchange Effect	29,124	(12,179)	(41,303)	(141.8%)
Net of Monetary Exposure	27,553	(21,828)	(49,381)	(179.2%)
Positive Goodwill Amortization	(107,544)	(107,679)	(135)	(0.1%)

Non Operating Income	(776,338)	(790,232)	(13,894)	(1.8%)

Net Inc b. Taxes, Min Int and Neg Goodwill Amort.	536,799	781,149	244,350	45.5%

Extraordinary Items	-	-	-	-
Income Tax	(277,428)	(347,915)	(70,487)	(25.4%)
Minority Interest	(204,384)	(330,757)	(126,373)	(61.8%)
Negative Goodwill Amortization	34,581	30,237	(4,344)	(12.6%)

NET INCOME	89,568	132,715	43,147	48.2%

EBITDA	2,094,014	2,304,915	210,901	10.1%

(1) Includes 4Q05 sales from Fortaleza and CIEN

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PRESS RELEASE Year Ended 2005 – Consolidated Income Statement

PROFORMA CONSOLIDATED INCOME STATEMENT

UNDER CHILEAN GAAP, MILLION CH$

Table 3

	12M 04	12M 04 pf*	12M 05	Chg	Chg

				O5 / 04	O5 / 04 Pf *

Operating Revenues	2,823,601	2,849,020	3,215,797	13.9%	12.9%
Operating Costs	(1,967,623)	(1,978,203)	(2,185,190)	(11.1%)	(10.5%)
Operating Margin	855,978	870,817	1,030,607	20.4%	18.3%
S&A Expenses	(182,995)	(185,947)	(225,274)	(23.1%)	(21.1%)

Operating Income	672,983	684,870	805,333	19.7%	17.6%

Non Operating Income	(397,874)	(411,235)	(404,994)	(1.8%)	1.5%

NI before Taxes	275,109	273,635	400,339	45.5%	46.3%
Income Tax	(142,182)	(144,557)	(178,306)	(25.4%)	(23.3%)
Minority Interest	(104,747)	(100,899)	(169,513)	(61.8%)	(68.0%)
Negative Goodwill Amortization	17,723	17,723	15,497	(12.6%)	(12.6%)

Net Income	45,903	45,903	68,017	48.2%	48.2%

UNDER CHILEAN GAAP, THOUSAND US$

Table 3.1

	12M 04	12M 04 pf*	12M 05	Chg	Chg

				O5 / 04	O5 / 04 Pf *

Operating Revenues	5,509,465	5,559,063	6,274,726	13.9%	12.9%
Operating Costs	(3,839,265)	(3,859,908)	(4,263,786)	(11.1%)	(10.5%)
Operating Margin	1,670,200	1,699,155	2,010,940	20.4%	18.3%
S&A Expenses	(357,063)	(362,823)	(439,559)	(23.1%)	(21.1%)

Operating Income	1,313,137	1,336,332	1,571,381	19.7%	17.6%

Non Operating Income	(776,338)	(802,410)	(790,232)	(1.8%)	1.5%

NI before Taxes	536,799	533,922	781,149	45.5%	46.3%
Income Tax	(277,428)	(282,062)	(347,915)	(25.4%)	(23.3%)
Minority Interest	(204,384)	(196,875)	(330,757)	(61.8%)	(68.0%)
Negative Goodwill Amortization	34,581	34,581	30,237	(12.6%)	(12.6%)

Net Income	89,568	89,566	132,715	48.2%	48.2%

* pf: Proforma Income Statement, consolidates 4Q04 of Cien and Fortaleza

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PRESS RELEASE Year Ended 2005 – Consolidated Income Statement

CONSOLIDATED INCOME STATEMENT ANALYSIS
(Source in Ch$ FECU)

NET INCOME

As of December 2005, the company registered profits of Ch$68,017 million that represent an increase of Ch$ 22,114 million or 48.2% . The increase in results is explained by 19.7% increase in operating income, partially offset by an increase of 1.8% in non-operating losses, 61.8% in minority interest and 25.4% in taxes.

OPERATING INCOME

Activities of Enersis are developed through subsidiaries in five different countries. The core businesses of the Company corresponds to the distribution and generation of electricity.

Table 4

	YE 04				YE 05

Million Ch$	Operating Revenues	Operating Costs	SG & A	Operating Income	Operating Revenues	Operating Costs	SG& A	Operating Income

Endesa Chile	1,069,838	(651,842)	(35,686)	382,310	1,123,039	(689,599)	(38,578)	394,862
Cachoeira (*)	-	-	-	-	12,333	(6,328)	(1,170)	4,835
Fortaleza (**)	-	-	-	-	30,287	(14,454)	(470)	15,363
Cien (**)	-	-	-	-	28,025	(13,670)	(1,291)	13,064
Chilectra S.A.	519,131	(360,697)	(43,934)	114,500	593,180	(435,646)	(42,104)	115,430
Edesur S.A.	216,506	(187,956)	(28,812)	(262)	234,544	(201,682)	(29,201)	3,661
Distrilima (Edelnor)	188,928	(142,678)	(17,423)	28,827	192,256	(146,156)	(17,785)	28,315
Ampla	367,405	(303,698)	(15,126)	48,581	475,799	(373,577)	(22,110)	80,112
Investluz (Coelce)	273,875	(237,942)	(30,867)	5,066	336,426	(237,321)	(50,928)	48,177
Codensa S.A.	378,671	(283,217)	(7,966)	87,488	393,448	(272,727)	(18,379)	102,342
CAM Ltda.	104,039	(87,104)	(7,369)	9,566	125,164	(106,203)	(7,886)	11,075
Inmobiliaria Manso de Velasco Ltda.	10,727	(8,736)	(2,080)	(89)	11,122	(8,026)	(2,060)	1,036
Synapsis Soluciones y Servicios IT Ltda.	47,083	(34,564)	(6,303)	6,216	45,556	(34,696)	(7,402)	3,458
Enersis Holding and other investment vehicles	4,608	(1,141)	(18,164)	(14,697)	4,612	(2,222)	(17,383)	(14,993)
Consolidation Adjustments	(357,210)	331,952	30,735	5,477	(389,994)	357,117	31,473	(1,404)

Total Consolidation	2,823,601	(1,967,623)	(182,995)	672,983	3,215,797	(2,185,190)	(225,274)	805,333

Table 4.1

	YE 04				YE 05

Thousand US$	Operating Revenues	Operating Costs	SG & A	Operating Income	Operating Revenues	Operating Costs	SG& A	Operating Income

Endesa Chile	2,087,489	(1,271,887)	(69,630)	745,971	2,191,295	(1,345,560)	(75,274)	770,461
Cachoeira (*)	-	-	-	-	24,064	(12,347)	(2,283)	9,434
Fortaleza (**)	-	-	-	-	59,097	(28,203)	(917)	29,977
Cien (**)	-	-	-	-	54,683	(26,673)	(2,519)	25,491
Chilectra S.A.	1,012,939	(703,799)	(85,724)	223,415	1,157,424	(850,042)	(82,154)	225,229
Edesur S.A.	422,451	(366,743)	(56,219)	(512)	457,647	(393,525)	(56,978)	7,144
Distrilima (Edelnor)	368,640	(278,396)	(33,996)	56,248	375,133	(285,183)	(34,702)	55,248
Ampla	716,888	(592,581)	(29,514)	94,793	928,388	(728,930)	(43,141)	156,316
Investluz (Coelce)	534,390	(464,277)	(60,227)	9,886	656,442	(463,065)	(99,372)	94,005
Codensa S.A.	738,870	(552,619)	(15,544)	170,708	767,704	(532,151)	(35,861)	199,692
CAM Ltda.	203,003	(169,959)	(14,378)	18,666	244,222	(207,226)	(15,387)	21,608
Inmobiliaria Manso de Velasco Ltda.	20,931	(17,046)	(4,058)	(174)	21,701	(15,661)	(4,020)	2,020
Synapsis Soluciones y Servicios IT Ltda.	91,869	(67,442)	(12,298)	12,129	88,890	(67,699)	(14,443)	6,748
Enersis Holding and other investment vehicles	8,991	(2,226)	(35,442)	(28,677)	8,999	(4,336)	(33,918)	(29,254)
Consolidation Adjustments	(696,995)	647,711	59,970	10,686	(760,964)	696,814	61,411	(2,740)

Total Consolidation	5,509,465	(3,839,265)	(357,063)	1,313,137	6,274,726	(4,263,786)	(439,559)	1,571,381

(*) Consolidated by Endesa Chile until September 30th, 2005. Since October 1th is consolidated by Enersis through Endesa Brasil.
(**) Since October 1th, 2005 is consolidated by Enersis through Endesa Brasil.

Operating income as of December 2005 amounted to Ch$ 805,333 million, reflecting a 19.7% increase or Ch$ 132,350 million. This increase is principally due to an important improvement in operating income in the distribution subsidiaries in Brazil and Colombia, and in generation subsidiaries in Chile and Brazil.

Pg. 13

PRESS RELEASE Year Ended 2005 – Consolidated Income Statement

NON OPERATING INCOME

The company’s non-operating losses increased 1.8% or Ch$ 7,120 million to a loss of Ch$ 404,994 million. This is principally explained by:

Net Interest Expense decreased by Ch$ 36,285 million or 12.2% to a net expense of Ch$ 260,534 million. This reduction in net interest expense is mainly due to lower fee expenses and higher interest income from the investment of cash surplus.

Income from investments in related companies shows a decrease of Ch$ 25,521 million. This is mainly attributable to lower profits of Ch$ 14,388 million recognized from CIEN and Ch$ 6,379 million from Fortaleza, due to the consolidation of their Financial Statements since October 2005.

Amortization on positive goodwill remains at the same levels with no significant variations. This amounted to Ch$55,186 million.

Net other non-operating expenses reflect a decrease of Ch$ 7,494 million or 8.1% . The principal reasons for this variation are,

•
Higher profits of Ch$ 34,128 million as a result of the adjustment on the conversion to Chilean GAAP following the application of Technical Bulletin Nº 64, principally on our subsidiaries in Colombia, Peru and Brazil.

•	Lower losses from obsolescence of provisions and lower fixed assets of Ch$ 10,646.
•	Higher compensations received of Ch$ 4,573 million.
•	Lower losses from correction of energy and capacity payments of Ch$ 13,164 million.

These items were partially compensated by the following:

•	Lower provisions reverses of Ch$ 43,148 million.
•	Lower non-recurring indemnity of Ch$ 7,932 million received by Edesur in 2004 from Alstom-Pirelli in the case involving the Azopardo sub-station fire.
•	Higher Pis&Cofins taxes in Brazil of Ch$ 3,047 million.

Price-level restatement losses increased by Ch$ 4,140 million. This is principally due to U.F. adjustments effects over U.F. denominated debt and over U.F./US$ swaps contracted the second quarter of 2004.

Foreign exchange decreased by Ch$ 21,168 million. This is primarily due to the profit of liquidation of forwards contracts of Ch$ 3,986.

Income tax and Deferred tax increased by Ch$ 36,124 million to an expense of Ch$ 178,306 million.

The increase of Ch$64,331 million in income tax is mainly explained by higher provisions in CGTF, CIEN, Coelce, Edesur, Chilectra, Ampla, Codensa, Edelnor, Elesur an Edegel of Ch$ 7,779 million, Ch$ 4,612, Ch$ 5,146 million, Ch$ 5,689 million, Ch$ 5,472 million, Ch$ 4,970 million, Ch$ 4,217 million, Ch$ 3,647 million, Ch$ 3,734 million, Ch$ 2,276 million respectively. This was partially compensated by lower tax provisions of Ch$ 12,598 million in Enersis (parent company).

With regard to deferred tax, that do not represent cash flow, show a positive variation of Ch$ 28,207 million, explained mainly by the profit of deferred taxes in Edelnor for Ch$ 12,228 million, Endesa Costanera

Pg. 14

PRESS RELEASE Year Ended 2005 – Consolidated Income Statement

for Ch$ 11,785 million, CIEN for Ch$ 5,488, Edegel for Ch$ 9,534 million, Edesur for Ch$ 7,788 million and CGTF for Ch$ 2,079 million. This was partially compensated by higher deferred taxes in Chilectra of Ch$ 19,027 and Endesa Chile of Ch$ 8,677 million.

Amortization on negative goodwill amounted to Ch$ 15,497 million which reflects a reduction of Ch$ 2,226 million, explained by the effect of exchange rate applied in foreign subsidiaries accounted in dollars and that have a negative goodwill.

EVOLUTION OF KEY FINANCIAL RATIOS

Table 5

Indicator	Unit	YE 04	YE 05	Var 05-04	Chg %

Liquidity	Times	1.50	0.88	(0.62)	(41.3%)
Acid ratio test *	Times	1.40	0.81	(0.59)	(42.1%)
Working capital	million Ch$	516,088	(175,547)	(691,635)	(134.0%)
Working capital	th. US$	1,007,000	(342,530)	(1,349,531)	(134.0%)
Leverage **	Times	0.85	0.90	0.05	5.9%
Short-term debt	%	0.21	0.30	0.09	42.9%
Long-term debt	%	0.79	0.70	(0.09)	(11.4%)
Interest Coverage***	Times	3.21	3.59	0.38	11.8%
EBITDA****	th. US$	2,094,014	2,304,915	210,901	10.1%
ROE	%	1.73%	2.62%	0.89%	51.4%
ROA	%	0.42%	0.66%	0.24%	57.1%

* Current assets net of inventories and pre-paid expenses
** Using the ratio = Total debt / (equity + minority interest)
***EBITDAEI/Interest expenses = (Earnings before taxes+Fin exp+Net non operating income+depreciation+Positive Goodwill) /Interest expenses
****EBITDA: Operating Income+Depreciation+Amortization

Liquidity ratio decreased to 0.88. Basically, as a consequence of the recognition in the short term the Enersis bonds maturating in 2006. Nevertheless, the company is still showing a strong liquidity, decreasing obligations with banks with cash generation.

Leverage reached 0.90 mainly due to the new debt included due to the consolidation of Fortaleza and CIEN since October 2005, offset by a decrease in obligation with banks and the exchange rate effect of the chilean peso.

ROE increased to 2.62%, mainly explained by the higher net income during 2005.

ROA increased to 0.66% explained by the higher net income and lower total assets.

Interest Coverage improved 11.8% to 3.59, mainly due to the reduction of 5.3% in interest expense and 10.1% increase in EBITDA.

Pg. 15

PRESS RELEASE Year Ended 2005 – Consolidated Balance Sheet

CONSOLIDATED BALANCE SHEET

ASSETS UNDER CHILEAN GAAP, MILLION CH$

Table 6

ASSETS - (million Ch$)	12M 04	12M 05	Var 05-04	Chg %

CURRENT ASSETS
Cash	58,528	71,375	12,847	21.9%
Time deposits	466,971	259,894	(207,076)	(44.3%)
Marketable securities	12,765	5,310	(7,455)	(58.4%)
Accounts receivable, net	547,775	640,418	92,643	16.9%
Notes receivable, net	2,930	3,569	639	21.8%
Other accounts receivable, net	59,518	62,868	3,350	5.6%
Amounts due from related companies	118,504	5,716	(112,788)	(95.2%)
Inventories	52,817	70,615	17,799	33.7%
Income taxes recoverable	83,976	50,721	(33,255)	(39.6%)
Prepaid expenses	46,118	36,538	(9,579)	(20.8%)
Deferred income taxes	62,166	53,990	(8,176)	(13.2%)
Other current assets	39,694	40,469	775	2.0%

Total currrent assets	1,551,760	1,301,484	(250,276)	(16.1%)

PROPERTY, PLANT AND EQUIPMENT
Land	127,021	123,100	(3,921)	(3.1%)
Buildings and infraestructure and works in progress	10,220,125	10,084,481	(135,644)	(1.3%)
Machinery and equipment	1,783,081	1,624,872	(158,209)	(8.9%)
Other plant and equipment	413,063	429,549	16,486	4.0%
Technical appraisal	605,214	540,497	(64,717)	(10.7%)
Sub - Total	13,148,503	12,802,499	(346,004)	(2.6%)
Accumulated depreciation	(5,187,028)	(5,156,374)	30,654	0.6%

Total property, plant and equipment	7,961,476	7,646,125	(315,351)	(4.0%)

OTHER ASSETS
Investments in related companies	198,358	98,891	(99,467)	(50.1%)
Investments in other companies	51,792	40,658	(11,134)	(21.5%)
Positive goodwill, net	759,942	701,403	(58,539)	(7.7%)
Negative goodwill, net	(58,778)	(36,690)	22,088	37.6%
Long-term receivables	143,243	141,649	(1,594)	(1.1%)
Amounts due from related companies	473	89,827	89,354	-
Intangibles	83,614	81,816	(1,798)	(2.2%)
Accumulated amortization	(45,598)	(48,423)	(2,825)	(6.2%)
Others assets	222,338	236,854	14,516	6.5%

Total other assets	1,355,383	1,305,983	(49,400)	(3.6%)

TOTAL ASSETS	10,868,619	10,253,592	(615,027)	(5.7%)

Pg. 16

PRESS RELEASE Year Ended 2005 – Consolidated Balance Sheet

ASSETS UNDER CHILEAN GAAP, THOUSAND US$

Table 6.1

ASSETS - (thousand US$)	12M 04	12M 05	Var 05-04	Chg %

CURRENT ASSETS
Cash	114,201	139,268	25,067	21.9%
Time deposits	911,162	507,111	(404,051)	(44.3%)
Marketable securities	24,908	10,362	(14,546)	(58.4%)
Accounts receivable, net	1,068,829	1,249,596	180,767	16.9%
Notes receivable, net	5,717	6,964	1,247	21.8%
Other accounts receivable, net	116,133	122,670	6,537	5.6%
Amounts due from related companies	231,227	11,152	(220,075)	(95.2%)
Inventories	103,057	137,786	34,729	33.7%
Income taxes recoverable	163,855	98,967	(64,888)	(39.6%)
Prepaid expenses	89,986	71,294	(18,692)	(20.8%)
Deferred income taxes	121,299	105,347	(15,952)	(13.2%)
Other current assets	77,452	78,964	1,512	2.0%

Total currrent assets	3,027,825	2,539,482	(488,343)	(16.1%)

PROPERTY, PLANT AND EQUIPMENT
Land	247,846	240,195	(7,651)	(3.1%)
Buildings and infraestructure and works in progres	19,941,708	19,677,035	(264,673)	(1.3%)
Machinery and equipment	3,479,182	3,170,482	(308,700)	(8.9%)
Other plant and equipment	805,976	838,144	32,168	4.0%
Technical appraisal	1,180,905	1,054,629	(126,276)	(10.7%)
Sub - Total	25,655,616	24,980,486	(675,130)	(2.6%)
Accumulated depreciation	(10,121,029)	(10,061,218)	59,811	0.6%

Total property, plant and equipment	15,534,586	14,919,268	(615,318)	(4.0%)

OTHER ASSETS
Investments in related companies	387,040	192,959	(194,081)	(50.1%)
Investments in other companies	101,058	79,332	(21,726)	(21.5%)
Positive goodwill, net	1,482,814	1,368,590	(114,224)	(7.7%)
Negative goodwill, net	(114,689)	(71,590)	43,099	37.6%
Long-term receivables	279,499	276,388	(3,111)	(1.1%)
Amounts due from related companies	923	175,272	174,349	-
Intangibles	163,149	159,640	(3,509)	(2.2%)
Accumulated amortization	(88,972)	(94,485)	(5,513)	(6.2%)
Others assets	433,830	462,154	28,324	6.5%

Total other assets	2,644,652	2,548,260	(96,392)	(3.6%)

TOTAL ASSETS	21,207,063	20,007,009	(1,200,054)	(5.7%)

Pg. 17

PRESS RELEASE Year Ended 2005 – Consolidated Balance Sheet

LIABILITIES AND SHAREHOLDERS EQUITY UNDER CHILEAN GAAP, MILLION CH$

Table 7

LIABILITIES AND SHAREHOLDER´S EQUITY - (million Ch$)	12M 04	12M 05	Var 05-04	Chg %

CURRENT LIABILITIES
Short-term debt due to banks and financial institutions	198,832	110,497	(88,335)	44.4%
Current portion of long-term debt due to banks and financial institutions	110,791	117,575	6,784	(6.1%)
Promissory notes	-	-	-
Current portion of bonds payable	110,939	515,523	404,584	-
Current portion of long-term notes payable	27,713	30,101	2,389	(8.6%)
Dividends payable	3,522	17,501	13,979	-
Accounts payable	251,705	283,533	31,828	(12.6%)
Short-term notes payable	13,892	14,363	471	(3.4%)
Miscellaneous payables	39,996	84,731	44,735	(111.8%)
Accounts payable to related companies	84,443	47,468	(36,975)	43.8%
Accrued expenses	53,695	73,982	20,287	(37.8%)
Withholdings	51,541	62,107	10,566	(20.5%)
Income taxes payable	39,201	66,701	27,500	(70.2%)
Anticipated income	6,739	4,072	(2,667)	39.6%
Deferred income taxes	-	-	-	-
Reinbursable financial contribution	2,227	1,708	(519)	23.3%
Other current liabilities	40,436	47,167	6,731	(16.6%)

Total current liabilities	1,035,672	1,477,031	441,359	(42.6%)

LONG-TERM LIABILITIES
Due to banks and financial institutions	648,652	553,825	(94,827)	14.6%
Bonds payable	2,583,266	2,002,199	(581,067)	22.5%
Long -term notes payable	158,817	105,599	(53,218)	33.5%
Accounts payables	52,405	41,342	(11,063)	21.1%
Amounts payable to related companies	-	13,242	13,242	-
Accrued expenses	314,456	406,796	92,340	(29.4%)
Deferred income taxes	65,823	85,635	19,812	(30.1%)
Reinbursable financial contribution	6,514	3,995	(2,519)	38.7%
Other long-term liabilities	113,811	168,016	54,205	(47.6%)

Total long-term liabilities	3,943,744	3,380,649	(563,095)	14.3%

Minority interest	3,237,506	2,800,041	(437,465)	(13.5%)

SHAREHOLDERS´ EQUITY
Paid-in capital, no par value	2,365,607	2,365,607	-	0.0%
Additional paid-in capital	-	-	-	-
Additional paid-in capital (share premium)	168,584	168,584	-	0.0%
Other reserves	(127,002)	(236,727)	(109,725)	86.4%
Total capital and reserves	2,407,188	2,297,463	(109,725)	(4.6%)
Retained earnings	201,376	230,391	29,015	14.4%
Net income for the period	45,903	68,017	22,114	48.2%
Deficits of subsidaries in development stage	(2,770)	-	2,770	(100.0%)
Total retained earnings	244,509	298,408	53,900	22.0%

Total shareholder´s equity	2,651,697	2,595,871	(55,826)	(2.1%)

TOTAL LIABILITIES AND SHAREHOLDER´S EQUITY	10,868,619	10,253,592	(615,027)	(5.7%)

Pg. 18

PRESS RELEASE Year Ended 2005 – Consolidated Balance Sheet

LIABILITIES AND SHAREHOLDERS EQUITY UNDER CHILEAN GAAP, THOUSAND US$

Table 7.1

LIABILITIES - (thousand US$)	12M 04	12M 05	Var 05-04	Chg %

CURRENT LIABILITIES
Short-term debt due to banks and financial institutions	387,966	215,604	(172,362)	44.4%
Current portion of long-term debt due to banks and financial in	216,177	229,414	13,237	(6.1%)
Current portion of bonds payable	216,466	1,005,899	789,433	-
Current portion of long-term notes payable	54,073	58,734	4,661	(8.6%)
Dividends payable	6,872	34,148	27,276	-
Accounts payable	491,132	553,236	62,104	(12.6%)
Short-term notes payable	27,106	28,026	920	(3.4%)
Miscellaneous payables	78,042	165,330	87,288	(111.8%)
Accounts payable to related companies	164,767	92,621	(72,146)	43.8%
Accrued expenses	104,771	144,356	39,585	(37.8%)
Withholdings	100,567	121,184	20,617	(20.5%)
Income taxes payable	76,489	130,148	53,659	(70.2%)
Anticipated income	13,149	7,945	(5,204)	39.6%
Reinbursable financial contribution	4,346	3,332	(1,014)	23.3%
Other current liabilities	78,900	92,034	13,134	(16.6%)

Total current liabilities	2,020,823	2,882,012	861,189	(42.6%)

LONG-TERM LIABILITIES
Due to banks and financial institutions	1,265,663	1,080,635	(185,028)	14.6%
Bonds payable	5,040,519	3,906,729	(1,133,790)	22.5%
Long -term notes payable	309,886	206,047	(103,839)	33.5%
Accounts payables	102,253	80,667	(21,586)	21.1%
Amounts payable to related companies	-	25,838	25,838	-
Accrued expenses	613,573	793,749	180,176	(29.4%)
Deferred income taxes	128,435	167,092	38,657	(30.1%)
Reinbursable financial contribution	12,710	7,795	(4,915)	38.7%
Other long-term liabilities	222,071	327,837	105,766	(47.6%)

Total long-term liabilities	7,695,110	6,596,389	(1,098,721)	14.3%

Minority interest	6,317,085	5,463,494	(853,591)	(13.5%)

SHAREHOLDERS´ EQUITY
Paid-in capital, no par value	4,615,818	4,615,818	-	0.0%
Additional paid-in capital	-	-	-	-
Additional paid-in capital (share premium)	328,944	328,944	-	0.0%
Other reserves	(247,809)	(461,907)	(214,098)	86.4%
Total capital and reserves	4,696,953	4,482,855	(214,098)	(4.6%)
Retained earnings	392,929	449,544	56,615	14.4%
Net income for the period	89,566	132,716	43,150	48.2%
Deficits of subsidaries in development stage	(5,405)	-	5,405	(100.0%)
Total retained earnings	477,090	582,260	105,170	22.0%

Total shareholder´s equity	5,174,043	5,065,115	(108,928)	(2.1%)

TOTAL LIABILITIES AND SHAREHOLDER´S EQUITY	21,207,061	20,007,009	(1,200,052)	(5.7%)

Pg. 19

PRESS RELEASE Year Ended 2005 – Consolidated Balance Sheet Analysis

CONSOLIDATED BALANCE SHEET ANALYS

The Company’s Total Assets decreased by Ch$615,027 million. This was due to:

  A decrease of Ch$315,351 million, or 4.0% in Fixed Assets because of the depreciation for the year of Ch$370,000 million and the effect of the exchange rate of Ch$466,000 million on the fixed assets of overseas companies. In accordance with the methodology of carrying the non-monetary assets in nominal Dollars, pursuant to Technical Bulletin Nº 64 in the subsidiaries located in countries with unstable currencies. This was partly compensated by the incorporation of new fixed assets amounting to Ch$317,000 million and the incorporation of CGTF and CIEN of Ch$388,278 million

  Current Assets decreased by Ch$250,276 million, mainly due to:

  A decrease of Ch$207,076 million in time deposits mainly explained by a decrease in deposits for the capital reduction in Codensa of Ch$199,412 million and in Emgesa of Ch$74,349 million, Endesa Chile of Ch$39,548 million, Endesa Costanera of Ch$14,521 million and Enersis of Ch$9,506 million. This is partially compensated by an increase in time deposits in Coelce of Ch$25,141 million, Cachoeira Dourada of Ch$23,852 million, Chocón of Ch$8,645 million and the consolidation effect of Fortaleza for Ch$29,972 million and CIEN of Ch$47,263 million.
  A decrease of Ch$112,788 million of amounts due from related companies explained by debt refinanced over one year in Atacama Finance, of Ch$109,906 million.

                       This was partially compensated by:

  An increase of Ch$92,643 million in accounts receivables, mainly due to the increase in invoicing at the subsidiaries Coelce of Ch$21,699 million, Chilectra of Ch$15,928 million, Codensa of Ch$14,294 million and Endesa Chile of Ch$5,531 million, partially compensated by the consolidation of CIEN of Ch$19,934.
  Other long term assets show a decrease of Ch$49,400 million, explained mainly as follows:
  Decrease of investments in related companies for Ch$99,466 million, due to the decrease of CIEN for Ch$54,731 million, Fortaleza for Ch$27,964 million due to the new consolidation perimeter.
  Decrease of positive goodwill of Ch$58,540 million. This corresponds to the annual average amortization by Ch$55,000 million, plus, the exchange rate effect on other several minor positive goodwill located in subsidiaries accounted in US Dollars.
  Decrease of Ch$11,135 million in Investments in Other Companies, basically the investment in Empresa Eléctrica de Bogotá, as a result of the capital reduction made in November 2005.

                       This was partially compensated by:

  An increase of Ch$89,534 million in amounts due from related companies, basically explained by the refinancing of the Atacama Finance loan of Ch$98,827 million.
  Decrease of negative goodwill of Ch$22,088 million. This corresponds to the annual average amortization by Ch$15,500 million, plus, the exchange rate effect on other several minor positive goodwill located in subsidiaries accounted in US Dollars.

Pg. 20

PRESS RELEASE Year Ended 2005 – Consolidated Balance Sheet Analysis

Total Liabilities and Shareholder´s Equity show a reduction of Ch$615,027 million, due principally to:

  Short-term liabilities show an increase of Ch$441,359 million or 42.6% as a result of:
  Increase of Ch$404,584 million in short term bond obligations following the transfer to short term of the Enersis bonds of Ch$154,634 million, Endesa Chile of Ch$110,593 million, Endesa International of Ch$78,259 million, Edelnor of Ch$29,799, Emgesa of Ch$39,348 million and Edegel of Ch$38,063 million, partially compensated by payments in Edegel of Ch$29,318 million.
  Increase in miscellaneous payables of Ch$44,735 million, mostly explained by the increase in Ampla of Ch$16,757 million and of Ch$10,747 million and Ch$3,354 million related to the consolidation of CGTF and CIEN respectively.

           This was partially compensated by:

  A decrease in the short term and the short-term portion of the long-term obligation with banks for Ch$88,335 million. This is due to payments in advance and refinancing in Emgesa of Ch$67,152 million, Ampla of Ch$62,338 million, Edegel of Ch$17,857 million and Edesur of Ch$10,803 million.
  A decrease of Ch$36,974 million in the accounts payable to related companies, basically from Enersis to Endesa Internacional of Ch$26,956 million due to the payment on the purchase of Elesur. Also a decrease in accounts payable to Fortaleza and CIEN of Ch$14,956 million and Ch$9,184 million respectively, due to the consolidation Enersis, offset by higher accounts payable to CEMSA for Ch$ 14,718 million.
  Long term liabilities reduction of Ch$563,095 million or 14.3% due basically to the following:
  Decrease of Ch$581,067 million in bonds payable, due to the transfer to short term of bonds, partially compensated by new issuances in Emgesa for Ch$47,117 million, Ampla for Ch$63,496 million, Edegel for Ch$22,875 million and Edelnor for Ch$8,965 million, to prepay bank debt.
  Decrease of Ch$94,827 million due to banks, mainly explained by prepayments with excess of cash flow or through bond refinancing.

           This was partially compensated by:

  An increase of Ch$92,340 million in provisions, basically explained by the consolidation of CGTF of Ch$23,853 million and CIEN of Ch$87,129 million.

Minority interest decreased by Ch$437,465 million, mainly explained by the effect of capital reduction in Emgesa and Codensa, added to the effect of the reduction in the investments in the foreign subsidiaries controlled in US Dollars in accordance with bulletin N°64.

Equity decreased by Ch$55,826 million. This variation is explained principally by the reduction of Ch$109,725 in other reserves, due to the revaluation of the Chilean Peso and its effect on the equity given the difference in conversion adjustment on the investments controlled in US Dollars, partially compensated by the increase of Ch$29,015 million in retained earnings and the increase of Ch$22,114 million in net income.

Pg. 21

PRESS RELEASE Year Ended 2005 – Consolidated Balance Sheet Analysis

DEBT MATURITY WITH THIRD PARTIES, MILLION CH$

Table 8

							TOTAL

Million Ch$	2006	2007	2008	2009	2010	Balance

Chile	384,909	26,387	258,606	324,968	147,416	983,132	2,125,417

Enersis	170,074	1,590	45,244	1,683	1,684	427,931	648,205
Chilectra	1,899	-	-	-	-	-	1,899
Other (*)	2,898	454	-	-	-	-	3,352
Endesa Chile (**)	210,038	24,343	213,363	323,285	145,732	555,201	1,471,961

Argentina	62,743	39,833	39,963	21,560	14,971	14,157	193,228

Edesur	29,017	19,656	18,216	-	-	-	66,888
Costanera	26,989	18,360	19,929	19,742	13,153	9,612	107,786
Hidroinvest	4,919	-	-	-	-	-	4,919
Ctm	-	-	-	-	-	-	-
Tesa	1,818	1,818	1,818	1,818	1,818	4,545	13,635

Perú	86,123	57,560	19,074	26,632	9,680	32,149	231,218

Edelnor	48,408	8,970	4,468	5,958	4,468	17,389	89,660
Edegel	37,715	48,590	14,606	20,674	5,212	14,760	141,558

Brasil	140,416	80,227	126,724	69,765	84,352	94,698	596,182

Coelce	21,362	22,381	23,698	10,992	6,562	55,305	140,301
Ampla	28,037	32,870	79,763	36,444	58,915	2,129	238,157
Cachoeira	2,017	2,647	934	-	-	-	5,598
Cien	22,401	22,329	22,329	22,329	18,874	37,264	145,527
Fortaleza	66,600	-	-	-	-	-	66,600

Colombia	61,554	13,138	-	82,200	27,028	189,193	373,112

Codensa	9,060	-	-	11,262	-	101,354	121,675
Emgesa	39,355	-	-	70,938	-	47,298	157,592
Betania	13,138	13,138	-	-	27,028	40,541	93,846

TOTAL	735,744	217,147	444,368	525,125	283,446	1,313,328	3,519,158

DEBT MATURITY WITH THIRD PARTIES, THOUSAND US$

Table 8.1

							TOTAL

Thousand US$	2006	2007	2008	2009	2010	Balance

Chile	751,041	51,488	504,597	634,084	287,640	1,918,305	4,147,156

Enersis	331,851	3,103	88,280	3,285	3,285	834,987	1,264,791
Chilectra	3,705	-	-	-	-	-	3,705
Other (*)	5,655	887	-	-	-	-	6,541
Endesa Chile (**)	409,831	47,498	416,317	630,799	284,355	1,083,318	2,872,119

Argentina	122,426	77,724	77,977	42,068	29,211	27,624	377,030

Edesur	56,618	38,352	35,543	-	-	-	130,513
Costanera	52,662	35,824	38,887	38,521	25,664	18,756	210,314
Hidroinvest	9,599	-	-	-	-	-	9,599
ctm	-	-	-	-	-	-	-
Tesa	3,547	3,547	3,547	3,547	3,547	8,868	26,604

Perú	168,045	112,312	37,218	51,965	18,888	62,729	451,157

Edelnor	94,455	17,502	8,718	11,625	8,718	33,929	174,947
Edegel	73,590	94,810	28,500	40,340	10,170	28,800	276,210

Brasil	273,982	156,541	247,266	136,128	164,589	184,776	1,163,282

Coelce	41,682	43,670	46,241	21,449	12,804	107,912	273,757
Ampla	54,706	64,136	155,634	71,110	114,957	4,153	464,696
Cachoeira	3,936	5,165	1,822	-	-	-	10,923
Cien	43,708	43,569	43,569	43,569	36,828	72,710	283,955
Fortaleza	129,951	-	-	-	-	-	129,951

Colombia	120,104	25,636	-	160,389	52,737	369,158	728,024

Codensa	17,678	-	-	21,974	-	197,763	237,415
Emgesa	76,791	-	-	138,416	-	92,289	307,496
Betania	25,636	25,636	-	-	52,737	79,105	183,114

TOTAL	1,435,599	423,701	867,059	1,024,634	553,065	2,562,592	6,866,649

(*) Includes: CAM
(**) Includes: Endesa Chile Internacional, Pangue, Pehuenche, San Isidro, Celta and Tunel El Melon.

Source: Internal financial report

Pg. 22

PRESS RELEASE Year Ended 2005 – Consolidated Cash Flow

CONSOLIDATED CASH FLOW

UNDER CHILEAN GAAP, MILLION CH$

Table 9

Million Ch$	12M 04	12M 05	Var 05-04	Chg %

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES

Net income (loss) for the year	45,903	68,017	22,114	48.2%

Gain (losses) from sales of assets:
Losses (gain) on sale of property, plant and equipment	(7,088)	823	7,911	111.6%
Charges (credits) to income which do not represent cash flows:
Depreciation	393,153	367,624	(25,529)	(6.5%)
Amortization of intangibles	7,046	8,312	1,266	18.0%
Write-offs and accrued expenses	39,762	55,769	16,007	40.3%
Equity in income of related companies	(32,268)	(14,464)	17,804	55.2%
Equity in losses of related companies	1	7,718	7,717	-
Amortization of positive goodwill	55,117	55,186	69	0.1%
Amortization of negative goodwill	(17,723)	(15,497)	2,226	12.6%
Price-level restatement, net	805	4,945	4,140	-
Exchange difference, net	(14,925)	6,242	21,167	141.8%
Other credits to income which do not represent cash flows	(16,021)	(26,536)	(10,515)	(65.6%)
Other charges to income which do not represent cash flows	115,143	85,737	(29,406)	(25.5%)
Changes in assets which affect cash flows:	-
Decrease (increase) in trade receivables	(25,044)	(77,633)	(52,589)	-
Decrease (increase) in inventory	(7,235)	(19,878)	(12,643)	(174.7%)
Decrease (increase) in other assets	(7,816)	100,746	108,562	-
Changes in liabilities which affect cash flow:	-
Decreased (increase) in payable accounts associated with operating results	(9,793)	17,762	27,555	-
Decreased (increase) of payable interest	48,093	36,158	(11,935)	(24.8%)
Decreased (increase) in income tax payable	39,424	44,777	5,353	13.6%
Decreased (increase) in other accounts payable associated with non-operating results	(67,706)	41,596	109,302	161.4%
Decreased (increase) in value added tax and other similar taxes payable, net	(3,321)	(23,318)	(19,997)	-
Income (loss) attributable to minority interest	104,747	169,513	64,766	61.8%

NET CASH FLOW PROVIDED BY OPERATING ACTIVITIES	640,254	893,599	253,345	39.6%

Pg. 23

PRESS RELEASE Year Ended 2005 – Consolidated Cash Flow

Cont. Table 9

Million Ch$	12M 04	12M 05	Var 05-04	Chg %

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from issuance of shares issued to minorities	-	-	-	-
Proceeds from debt issuance	857,504	400,791	(456,713)	(53.3%)
Proceeds from bond issuance	340,554	167,075	(173,479)	(50.9%)
Proceeds from loans obtained from related companies	-	-	-	-
Proceeds from other loans obtained from related companies	-	-	-	-
Other sources of financing	23,602	677	(22,925)	(97.1%)
Capital paid	(21,934)	(275,913)	(253,979)	-
Dividends paid	(100,506)	(121,411)	(20,905)	(20.8%)
Payment of debt	(1,234,192)	(788,396)	445,796	36.1%
Payment of bonds	(22,906)	(110,552)	(87,646)	-
Payments of loans obtained from related companies	-	(2,579)	(2,579)	-
Payments of other loans obtained from related companies	-	-	-	-
Payments of shares issuance costs	-	-	-	-
Payments of bonds issuance costs	(2,449)	(898)	1,551	63.3%
Other disbursements for financing	(35,606)	(17,336)	18,270	51.3%

NET CASH FLOW FROM FINANCING ACTIVITIES	(195,933)	(748,542)	(552,609)	-

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from sale of property, plant and equipment	16,097	6,094	(10,003)	(62.1%)
Sale of investment	2,650	1,668	(982)	(37.0%)
Other loans received from related companies	15,845	7,873	(7,972)	(50.3%)
Other receipts from investments	42,035	7,094	(34,941)	(83.1%)
Additions to property, plant and equipment	(275,508)	(317,449)	(41,941)	(15.2%)
Long-term investments	(356)	(33,142)	(32,786)	-
Investment in financing instruments	-	-	-	-
Other loans granted to related companies	-	-	-	-
Other investment disbursements	(1,649)	(2,860)	(1,211)	(73.4%)

NET CASH FLOW FROM INVESTMENT ACTIVITIES	(200,886)	(330,722)	(129,836)	(64.6%)

NET CASH FLOW FOR THE PERIOD	243,435	(185,665)	(429,100)	(176.3%)

EFFECT OF PRICE-LEVEL RESTATEMENT ON CASH AND CASH EQUIVALENT	(28,164)	(20,966)	7,198	25.6%

NET VARIATION ON CASH AND CASH EQUIVALENT	215,271	(206,630)	(421,901)	(196.0%)

CASH AND CASH EQUIVALENT AT THE BEGINNING OF THE YEAR	351,667	566,938	215,271	61.2%

CASH AND CASH EQUIVALENT AT THE END OF THE YEAR	566,938	360,307	(206,631)	(36.4%)

Pg. 24

PRESS RELEASE Year Ended 2005 – Consolidated Cash Flow

UNDER CHILEAN GAAP, THOUSAND US$

Table 9.1

Thousand US$	12M 04	12M 05	Var 05-04	Chg %

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES

Net income (loss) for the year	89,567	132,716	43,149	48.2%

Gain (losses) from sales of assets:
Losses (gain) on sale of property, plant and equipment	(13,830)	1,607	15,437	111.6%
Charges (credits) to income which do not represent cash flows:
Depreciation	767,128	717,315	(49,813)	(6.5%)
Amortization of intangibles	13,748	16,219	2,471	18.0%
Write-offs and accrued expenses	77,584	108,817	31,233	40.3%
Equity in income of related companies	(62,962)	(28,222)	34,740	55.2%
Equity in losses of related companies	2	15,059	15,057	-
Amortization of positive goodwill	107,545	107,679	134	0.1%
Amortization of negative goodwill	(34,581)	(30,237)	4,344	12.6%
Price-level restatement, net	1,571	9,649	8,078	-
Exchange difference, net	(29,122)	12,179	41,301	141.8%
Other credits to income which do not represent cash flows	(31,260)	(51,778)	(20,518)	(65.6%)
Other charges to income which do not represent cash flows	224,669	167,292	(57,377)	(25.5%)
Changes in assets which affect cash flows:
Decrease (increase) in trade receivables	(48,866)	(151,478)	(102,612)	-
Decrease (increase) in inventory	(14,117)	(38,786)	(24,669)	(174.7%)
Decrease (increase) in other assets	(15,251)	196,578	211,829	-
Changes in liabilities which affect cash flow:
Decreased (increase) in payable accounts associated with operating results	(19,108)	34,658	53,766	-
Decreased (increase) of payable interest	93,840	70,553	(23,287)	(24.8%)
Decreased (increase) in income tax payable	76,925	87,369	10,444	13.6%
Decreased (increase) in other accounts payable associated with non-operating results	(132,109)	81,163	213,272	161.4%
Decreased (increase) in value added tax and other similar taxes payable, net	(6,480)	(45,499)	(39,019)	-
Income (loss) attributable to minority interest	204,384	330,757	126,373	61.8%

NET CASH FLOW PROVIDED BY OPERATING ACTIVITIES	1,249,276	1,743,608	494,332	39.6%

Pg. 25

PRESS RELEASE Year Ended 2005 – Consolidated Cash Flow

Cont. Table 9.1

Thousand US$	12M 04	12M 05	Var 05-04	Chg %

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from issuance of shares issued to minorities	-	-	-	-
Proceeds from debt issuance	1,673,179	782,032	(891,147)	(53.3%)
Proceeds from bond issuance	664,496	325,999	(338,497)	(50.9%)
Proceeds from loans obtained from related companies	-	-	-	-
Proceeds from other loans obtained from related companies	-	-	-	-
Other sources of financing	46,053	1,321	(44,732)	(97.1%)
Capital paid	(42,798)	(538,367)	(495,569)	-
Dividends paid	(196,109)	(236,899)	(40,790)	(20.8%)
Payment of debt	(2,408,180)	(1,538,334)	869,846	36.1%
Payment of bonds	(44,695)	(215,711)	(171,016)	-
Payments of loans obtained from related companies	-	(5,032)	(5,032)	-
Payments of other loans obtained from related companies	-	-	-	-
Payments of shares issuance costs	-	-	-	-
Payments of bonds issuance costs	(4,779)	(1,752)	3,027	63.3%
Other disbursements for financing	(69,475)	(33,827)	35,648	51.3%

NET CASH FLOW FROM FINANCING ACTIVITIES	(382,308)	(1,460,570)	(1,078,262)	-

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from sale of property, plant and equipment	31,409	11,890	(19,519)	(62.1%)
Sale of investment	5,171	3,256	(1,915)	(37.0%)
Other loans received from related companies	30,917	15,362	(15,555)	(50.3%)
Other receipts from investments	82,020	13,841	(68,179)	(83.1%)
Additions to property, plant and equipment	(537,577)	(619,413)	(81,836)	(15.2%)
Long-term investments	(695)	(64,667)	(63,972)	-
Investment in financing instruments	-	-	-	-
Other loans granted to related companies	-	-	-	-
Other investment disbursements	(3,218)	(5,581)	(2,363)	(73.4%)

NET CASH FLOW FROM INVESTMENT ACTIVITIES	(391,973)	(645,312)	(253,339)	(64.6%)

NET CASH FLOW FOR THE PERIOD	474,995	(362,272)	(837,267)	(176.3%)

EFFECT OF PRICE-LEVEL RESTATEMENT ON CASH AND CASH EQUIVALENT	(54,954)	(40,909)	14,045	25.6%

NET VARIATION ON CASH AND CASH EQUIVALENT	420,041	(403,181)	(823,222)	(196.0%)

CASH AND CASH EQUIVALENT AT THE BEGINNING OF THE YEAR	686,180	1,106,220	420,040	61.2%

CASH AND CASH EQUIVALENT AT THE END OF THE YEAR	1,106,220	703,039	(403,181)	(36.4%)

Pg. 26

PRESS RELEASE Year Ended 2005 – Consolidated Cash Flow Analysis

CONSOLIDATED CASH FLOW ANALYSIS

During the period, the Company generated a negative net cash flow of Ch$185,665 million, comprised of the following activities:

Table 10

Effective Cash Flow (million Ch$)	YE 04	YE 05	Var 05-04	Chg %

Operating	640,254	893,599	253,345	39.6%
Financing	(195,933)	(748,542)	(552,609)	(282.0%)
Investment	(200,886)	(330,722)	(129,836)	(64.6%)

Net cash flow of the period	243,435	(185,665)	(429,100)	(176.3%)

Table 10.1

Effective Cash Flow (thousand US$)	YE 04	YE 05	Var 05-04	Chg %

Operating	1,249,276	1,743,608	494,332	39.6%
Financing	(382,308)	(1,460,570)	(1,078,262)	(282.0%)
Investment	(391,973)	(645,312)	(253,339)	(64.6%)

Net cash flow of the period	474,995	(362,272)	(837,267)	(176.3%)

Operating activities generated a net positive cash flow of Ch$893,599 million, an increase of Ch$253,345 million. As of December 2005, the operating cash flow is comprised mainly of:

  Net income for the period amounting to Ch$68,017 million, plus:
  Charges of Ch$535,035 million to the income statement that do not represent cash flow and correspond mainly to the Depreciation of the period for Ch$367,624 million, write-offs and provisions for Ch$55,769 million, amortizations of positive goodwill of Ch$55,186 million, amortization of intangibles of Ch$8,312 million, losses in investments of Ch$7,718 million, losses in the sale of assets of Ch$823 million and other charges that do not represent cash flow for Ch$85,737 million, which includes the Ch$44,852 negative conversion effect of the application of the Technical Bulletin N°64 over the foreign subsidiaries.
  The variation of net liabilities that affect cash flow of Ch$116,975 million.
  Decrease in net assets that affect operating cash flow of Ch$3,235 million.
  The above was partly compensated by:
  Credits for Ch$26,536 million that do not represent cash flows, of which Ch$19,982 million correspond to the positive effect of the conversion of the overseas branches.
  Profit on investment in related companies of Ch$14,464 million.
  Negative goodwill amortization of Ch$15,497 million

Financing activities produced a negative cash flow of Ch$748,542 million mainly due to the payment of loans for a value of Ch$788,396 million, capital paid of Ch$275,913 million, dividend payments of Ch$121,411 million, payments to the public for Ch$110,552 million and other disbursements for Ch$17,336 million. The above is partly compensated by the receipt of loans for Ch$400,791 million, bond issues for Ch$167,075 million and other sources of financing for Ch$677 million.

Pg. 27

PRESS RELEASE Year Ended 2005 – Consolidated Cash Flow Analysis

Investment activities generated a net negative cash flow of Ch$330,722 million that correspond mainly to the incorporation of fixed assets for Ch$317,449 million, other long term investments for Ch$33,142 million and other disbursements of Ch$2,860, partially compensated by the sale of fixed assets of Ch$6,094 million, collection of loans to related companies of Ch$7,872 million and other investment revenues of Ch$7,094.

CASH FLOW RECEIVED FROM FOREIGN SUBSIDIARIES BY ENERSIS, CHILECTRA AND ENDESA CHILE (*)

Table 11

Millions Ch$	Interest Received		Dividends Received		Management Fee		Prepayment intercompany		Capital Reductions
	YE 04	YE 05	YE 04	YE 05	YE 04	YE 05	YE 04	YE 05	YE 04	YE 05

Argentina	6,034	6,964	-	-	6,716	-	10,254	-	178	-
Peru	-	-	14,521	9,607	-	-	-	-	9,568	18,592
Brazil	3,334	3,401	14,225	18,508	-	-	-	-	-	-
Colombia	11,649	-	3,814	7,982	-	-	60,475	21,838	-	44,792

Total	21,018	10,364	32,560	36,097	6,716	-	70,729	21,838	9,745	63,384

Millions Ch$	Total Cash Received
	YE 04	YE 05

Argentina	23,182	6,964
Peru	24,089	28,199
Brazil	17,559	21,909
Colombia	75,938	74,612

Total	140,768	131,683

Table 11.1

Thousand US$	Interest Received		Dividends Received		Management Fee		Prepayment Intercompany		Capital Reductions
	YE 04	YE 05	YE 04	YE 05	YE 04	YE 05	YE 04	YE 05	YE 04	YE 05

Argentina	11,774	13,587	-	-	13,104	-	20,008	-	347	-
Peru	-	-	28,334	18,745	-	-	-	-	18,669	36,277
Brazil	6,505	6,635	27,756	36,113	-	-	-	-	-	-
Colombia	22,731	-	7,441	15,574	-	-	118,000	42,611	-	87,399

Total	41,010	20,223	63,532	70,433	13,104	-	138,008	42,611	19,015	123,676

Thousand US$	Total Cash Received
	YE 04	YE 05

Argentina	45,232	13,587
Peru	47,003	55,022
Brazil	34,261	42,749
Colombia	148,172	145,583

Total	274,668	256,942

(*) Source: Internal financial report

Pg. 28

PRESS RELEASE Year Ended 2005 – Consolidated Cash Flow Analysis

CAPEX AND DEPRECIATION

Table 12

	Payments for Additions of Fixed assets		Depreciation

Million Ch$	YE 04	YE 05	YE 04	YE 05

Endesa	99,597	58,780	176,938	171,672
Cachoeira (*)	-	846	-	3,331
Fortaleza (**)	-	979	-	1,078
Cien (**)	-	322	-	2,705
Chilectra S.A.	33,894	52,848	15,225	16,761
Edesur S.A.	32,420	28,782	49,608	42,677
Edelnor S.A.	11,779	15,896	16,614	16,795
Ampla	47,908	90,904	44,019	38,979
Coelce	28,574	55,336	36,951	35,184
Codensa S.A.	16,218	7,029	50,242	42,794
Cam Ltda.	2,078	1,332	1,161	1,010
Inmobiliaria Manso de Velasco Ltda.	21	850	299	359
Synapsis Soluciones y Servicios Ltda.	2,923	3,399	997	1,415
Holding Enersis	97	146	1,098	1,176

Total	275,508	317,449	393,153	375,936

Table 12.1

	Payments for Additions of Fixed assets		Depreciation

Thousand US$	YE 04	YE 05	YE 04	YE 05

Endesa	194,336	114,693	345,245	334,970
Cahoeira (*)	-	1,651	-	6,500
Fortaleza (**)	-	1,910	-	2,103
Cien (**)	-	628	-	5,278
Chilectra S.A.	66,134	103,117	29,707	32,704
Edesur S.A.	63,258	56,161	96,797	83,272
Edelnor S.A.	22,983	31,016	32,418	32,771
Ampla	93,479	177,374	85,891	76,057
Coelce	55,754	107,973	72,100	68,652
Codensa S.A.	31,645	13,715	98,033	83,500
Cam Ltda.	4,055	2,599	2,265	1,971
Inmobiliaria Manso de Velasco Ltda.	40	1,659	584	700
Synapsis Soluciones y Servicios Ltda.	5,704	6,632	1,944	2,761
Holding Enersis	190	285	2,142	2,295

Total	537,577	619,413	767,127	733,534

(*) Consolidated by Endesa Chile until September 30th, 2005. Since October 1th is consolidated by Enersis through Endesa Brasil.
(**) Since October 1th, 2005 is consolidated by Enersis through Endesa Brasil.

Pg. 29

PRESS RELEASE Year Ended 2005 – Risk Hedging

ANALYSIS OF THE EXCHANGE RISK AND THE INTEREST RATE

The company has a high percentage of its loans in US Dollars as a great part of its sales in the different markets where it operates are mainly indexed to that currency. Nevertheless, the Brazilian and Colombian markets are less indexed to the US Dollar and, therefore, subsidiaries in those markets have most of their liabilities in local currency. In the case of Argentina, the company has chosen to replace US$ denominated debt to local currency debt, when market financial conditions best allow it. Also, an important portion of their income comes from the exports of energy to Brazil. These are indexed to the dollar, reducing the exposure of the exchange rate risk in this country.

In a scenario of a high exchange risk, the company has continued with its policy of partly covering its liabilities in Dollars in order to mitigate the effects of the fluctuations in the exchange rate on the results. Considering the important reduction in the accounting mismatch in recent years, the company has modified its policy on Dollar-Peso hedging in order to establish a policy of covering cash flows, together with a maximum permissible accounting mismatch, on which hedging operations will be performed.

As of December 2005, on a consolidated basis, the company has hedged in Chile, by means of USD/UF Swap operations, an amount of US$700 million and no forwards contracts, due primarily to the modification of the hedging policy. A year ago, the company had already contracted US$700 million of the total Swap Dollar-UF as part of the establishment of the new hedging policy and there were US$78 million in forward contracts.

With regard to interest rate risk, the company has, on a consolidated basis, a proportion of its indebtedness at a fixed rate/variable rate ratio of approximately 80.7% / 19.3% fixed / variable as of December 2005. The percentage of its indebtedness at a fixed rate has remained fairly constant if compared with the 83.9% / 16.1% ratio as of the same date of the previous year. This is due to the fact that the risk levels have also remained in the hedging levels determined by the company’s new policy.

Pg. 30

PRESS RELEASE Year Ended 2005 – Breakdown by country

ARGENTINA

GENERATION

The lower operating income in Endesa Costanera, is mainly explained by higher energy costs as a consequence of generating electricity using liquid fuel (fuel oil) for export to Brazil, caused by the dispatch of the interconnection lines to Brazil at the end of the first half of 2005, as a consequence of the delayed rainfalls in the southern part of Brazil. However, these lower operating results was partially compensated by better results in El Chocón explained by higher levels of production due to the better hydrology in the Comahue zone and also higher energy sales prices due to higher natural gas price.

COSTANERA

Operating Income

Table 13

	Thousand US$		Million Ch$

	12M 04	12M 05	12M 04	12M 05	Chg %

Operating Revenues	239,890	228,818	122,944	117,269	(4.6%)
Operating Costs	178,275	228,959	91,366	117,341	28.4%
Operating Margin	61,615	(141)	31,578	(72)	(100.2%)
Selling and Administrative Expenses	4,071	3,647	2,086	1,869	(10.4%)

Operating Income	57,544	(3,788)	29,491	(1,941)	(106.6%)

* Please take note that these figures could differed from those accounted under Argentinean GAAP.

Additional Information

Table 14

Costanera	YE 04	YE 05	Chg %

GWh Produced	7,859	8,402	6.9%
GWh Sold	7,973	8,466	6.2%
Market Share	9.6%	9.6%	0.4%

Costanera Financial Debt Maturity (with third party)
US$ 210 million

Pg. 31

PRESS RELEASE Year Ended 2005 – Consolidated Cash Flow

CHOCÓN

Operating Income

Table 15

	Thousand US$		Million Ch$

	12M 04	12M 05	12M 04	12M 05	Chg %

Operating Revenues	59,892	77,123	30,695	39,526	28.8%
Operating Costs	46,818	46,658	23,994	23,912	(0.3%)
Operating Margin	13,074	30,465	6,700	15,613	133.0%
Selling and Administrative Expenses	1,122	1,481	575	759	32.0%

Operating Income	11,952	28,984	6,125	14,854	142.5%

* Please take note that these figures could differed from those accounted under Argentinean GAAP.

Additional Information

Table 16

Chocón	YE 04	YE 05	Chg %

GWh Produced	3,431	3,931	14.6%
GWh Sold	3,630	4,113	13.3%
Market Share	4.4%	4.7%	7.1%

El Chocón Financial Debt Maturity (with third party)
US$ 0 million

Pg. 32

PRESS RELEASE Year Ended 2005 – Breakdown by country

DISTRIBUTION

Edesur reported an important increased in the operating income, primarily due to the higher operating revenues as a consequence of the tariff increase applied since October 2005, 5.2% increase in energy sales and 1.2% increased in number of costumers. Additionally, energy losses were reduced in 3.5% .

EDESUR

  Operating Income

Table 17

	Million US$		Million Ch$

	12M 04	12M 05	12M 04	12M 05	Chg %

Revenues from Sales	394	424	202,129	217,082	7.4%
Other Operating Revenues	28	34	14,377	17,463	21.5%
Operating Revenues	422	458	216,506	234,544	8.3%
Energy Purchases	(213)	(250)	(109,273)	(128,222)	(17.3%)
Other Operating Cost	(154)	(143)	(78,684)	(73,460)	6.6%
Operating Costs	(367)	(394)	(187,956)	(201,682)	(7.3%)
Selling and Administrative Expenses	(56)	(57)	(28,812)	(29,201)	(1.3%)

Operating Income	(1)	7	(262)	3,661	-

* Please take note that these figures could differed from those accounted under Argentinean GAAP.

Additional Information

Table 18

Edesur	YE 04	YE 05	Chg %

Customers (Th)	2,139	2,165	1.2%
GWh Sold	13,322	14,018	5.2%
Clients/Employee	939	926	(1.4%)
Energy Losses % (TTM)	11.8%	11.4%	(3.5%)

Pg. 33

PRESS RELEASE Year Ended 2005 – Breakdown by country

BRAZIL

ENDESA BRASIL

  Consolidated Income Statement

Table 19

	Thousand US$	Million Ch$

	4Q05	4Q05

Revenues from Sales	474,054	242,953
Other Operating Revenues	20,686	10,601
Operating Revenues	494,740	253,554
Energy Purchases	(206,977)	(106,076)
Other Operating Cost	(112,172)	(57,488)
Operating Costs	(319,149)	(163,564)
Selling and Administrative Expenses	(70,493)	(36,128)

Operating Income	105,098	53,863

Interest Income	43,331	22,207
Interest Expense	(58,326)	(29,892)
Net Financial Income (Expenses)	(14,995)	(7,685)
Equity Gains from Related Companies	-	-
Equity Losses from Related Companies	-	-
Net Income from Related Companies	-	-
Other Non Operating Income	6,297	3,227
Other Non Operating Expenses	452	231
Net other Non Operating Income (Expense)	6,749	3,459
Price Level Restatement	-	-
Foreign Exchange Effect	-	-
Net of Monetary Exposure	-	-
Positive Goodwill Amortization	-	-

Non Operating Income	(8,246)	(4,226)

Net Inc b. Taxes, Min Int and Neg Goodwill Amort.	96,852	49,636

Extraordinary Items	-	-
Income Tax	(7,217)	(3,699)
Minority Interest	(27,615)	(14,153)
Negative Goodwill Amortization	-	-

NET INCOME	62,020	31,785

EBITDA	151,848	77,822

* Please take note that these figures could differed from those accounted under Brazilian GAAP.

Pg. 34

PRESS RELEASE Year Ended 2005 – Breakdown by country

GENERATION

Cachoeria Dourada reported a significant increase in its operating income, basically related to a higher average sales price and the tariff adjustment with CELG in September 2005. Additionally, explained by higher levels of production due to the better hydrology in the southeast region, reducing the amount of energy purchases.

Fortaleza improved its operating income basically due to higher operational margins due to lower fuel consumption and tolls expenses. Our transmission company Cien, reduced its operating income, principally due to lower physical sales as a consequence of the restrictions of natural gas from Argentina.

CACHOEIRA

  Operating Income

Table 20

	Thousand US$		Million Ch$

	12M04	12M 05	12M 04	12M 05	Chg %

Operating Revenues	84,914	105,616	43,518	54,128	24.4%
Operating Costs	(52,459)	(50,626)	(26,885)	(25,946)	3.5%
Operating Margin	32,455	54,990	16,633	28,182	69.4%
Selling and Administrative Expenses	(3,520)	(9,322)	(1,804)	(4,778)	(164.8%)

Operating Income	28,935	45,668	14,829	23,405	57.8%

* Please take note that these figures could differed from those accounted under Brazilian GAAP.

Additional Information

Table 21

Cachoeira	YE 04	YE 05	Chg %

GWh Produced	3,262	3,559	9.1%
GWh Sold	3,902	3,867	(0.9%)
Market Share	1.2%	0.9%	(28.5%)

Pg. 35

PRESS RELEASE Year Ended 2005 – Breakdown by country

FORTALEZA

  Operating Income

Table 22

	Thousand US$	Million Ch$

	4Q05	4Q05

Operating Revenues	59,097	30,287
Operating Costs	(28,203)	(14,454)
Operating Margin	30,895	15,833
Selling and Administrative Expenses	(917)	(470)

Operating Income	29,977	15,363

Additional Information

Table 23

Fortaleza	4Q 04	4Q 05	Chg %

GWh Produced	-	97	-
GWh Sold	-	678	-
Market Share	-	0.1%	-

Pg. 36

PRESS RELEASE Year Ended 2005 – Breakdown by country

TRANSMISSION

CIEN

  Operating Income

Table 24

	Thousand US$	Million Ch$

	4Q05	4Q05

Operating Revenues	54,683	28,025
Operating Costs	(26,673)	(13,670)
Operating Margin	28,010	14,355
Selling and Administrative Expenses	(2,519)	(1,291)

Operating Income	25,491	13,064

Additional Information

Table 25

CIEN	4Q 04	4Q 05	Chg %

GWh Produced	-	-	-
GWh Sold	-	1,467	-
Market Share	-	0.3%	-

Pg. 37

PRESS RELEASE Year Ended 2005 – Breakdown by country

DISTRIBUTION

Ampla reported an important increase in operating results, primarily due to 7.2% higher electricity sales, a better margin during the period as a consequence of higher tariffs and more sales to free clients. Additionally, clients increased 4.8% and energy losses decreased to 22.4% due to the implementation of the DAT program.

Coelce’s operating income improved 849% basically due to 7.1% increase in physical sales and also a better margin during the period as a consequence of the new tariff applied. Additionally, clients increased 4.5% .

AMPLA

  Operating Income

Table 26

	Million US$		Million Ch$

	12M 04	12M 05	12M 04	12M 05	Chg %

Revenues from Sales	682	886	349,648	454,202	29.9%
Other Operating Revenues	35	42	17,756	21,596	21.6%
Operating Revenues	717	928	367,405	475,799	29.5%
Energy Purchases	(377)	(440)	(192,979)	(225,494)	(16.8%)
Other Operating Cost	(216)	(289)	(110,720)	(148,083)	(33.7%)
Operating Costs	(593)	(729)	(303,698)	(373,577)	(23.0%)
Selling and Administrative Expenses	(30)	(43)	(15,126)	(22,110)	(46.2%)

Operating Income	95	156	48,581	80,112	64.9%

* Please take note that these figures could differed from those accounted under Brazilian GAAP.

Additional Information

Table 27

Ampla	YE 04	YE 05	Chg %

Customers (Th)	2,115	2,216	4.8%
GWh Sold	7,628	8,175	7.2%
Clients/Employee	1,502	1,671	11.2%
Energy Losses % (TTM)	22.8%	22.4%	(1.8%)

Pg. 38

PRESS RELEASE Year Ended 2005 – Breakdown by country

COELCE

  Operating Income

Table 28

	Million US$		Million Ch$

	12M 04	12M 05	12M 04	12M 05	Chg %

Revenues from Sales	526	635	269,555	325,626	20.8%
Other Operating Revenues	8	21	4,320	10,800	150.0%
Operating Revenues	534	656	273,875	336,426	22.8%
Energy Purchases	(327)	(315)	(167,473)	(161,300)	3.7%
Other Operating Cost	(138)	(148)	(70,469)	(76,021)	(7.9%)
Operating Costs	(464)	(463)	(237,942)	(237,321)	0.3%
Selling and Administrative Expenses	(60)	(99)	(30,867)	(50,928)	(65.0%)

Operating Income	10	94	5,066	48,177	-

* Please take note that these figures could differed from those accounted under Brazilian GAAP.

Additional Information

Table 29

Coelce	YE 04	YE 05	Chg %

Customers (Th)	2,334	2,438	4.5%
GWh Sold	6,141	6,580	7.1%
Clients/Employee	1,746	1,848	5.8%
Energy Losses % (TTM)	13.9%	14.0%	0.7%

Pg. 39

PRESS RELEASE Year Ended 2005 – Breakdown by country

CHILE

GENERATION

Operating Income increased 22%. This positive variation is explained by a combination of a better hydrology, particularly in the period June through September, as well as the higher node price, from $45 to $55 per megawatt hour, as a consequence of the implementation of the Short Law II since June and also an increase to US$63 per megawatt hour in October. Energy sales increased 12.3%, however thermoelectric generation decreased, nevertheless the cost associated to thermo generation increased significantly due to the restrictions of natural gas coming from Argentina.

In the long term, our subsidiary Endesa Chile is planning to install about 2,430 megawatts in the south of Chile.

ENDESA CHILE

  Consolidated Income Statement

Table 30

	Million US$		Million Ch$

	YE 04	YE 05	YE 04	YE 05	Chg %

Operating Revenues	2,087	2,191	1,069,838	1,123,039	5.0%
Operating Costs	(1,272)	(1,346)	(651,842)	(689,599)	(5.8%)
Selling and Administrative Expenses	(70)	(75)	(35,686)	(38,578)	(8.1%)

Operating Income	746	770	382,310	394,862	3.3%

Interest Income	30	30	15,449	15,552	0.7%
Interest Expenses	(389)	(349)	(199,490)	(178,794)	10.4%
Net Financial Income (Expenses)	(359)	(319)	(184,041)	(163,242)	11.3%
Equity Gains from Related Company	39	42	19,984	21,374	7.0%
Equity Losses from Related Company	(0)	(17)	(89)	(8,560)	-
Net Income from Related Companies	39	25	19,894	12,814	(35.6%)
Other Non Operating Income	104	69	53,087	35,543	(33.0%)
Other Non Operating Expenses	(160)	(107)	(82,140)	(55,093)	32.9%
Net other Non Operating Income (Expenses)	(57)	(38)	(29,053)	(19,550)	32.7%
Price Level Restatement	4	3	2,291	1,344	25.7%
Foreign Exchange Effect	42	29	21,373	14,901	(30.3%)
Net of Monetary Exposure	46	32	23,664	16,245	(31.4%)
Positive Goodwill Amortization	(3)	(3)	(1,516)	(1,392)	8.2%

Non Operating Income	(334)	(303)	(171,052)	(155,125)	9.3%

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	412	468	211,258	239,737	13.5%
Extraordinary Items	-	-	-	-	-
Income Tax	(189)	(179)	(96,790)	(91,954)	5.0%
Minority Interest	(87)	(102)	(44,343)	(52,469)	(18.3%)
Negative Goodwill Amortization	33	30	16,681	15,310	(8.2%)

NET INCOME	169	216	86,806	110,624	27.4%

Pg. 40

PRESS RELEASE Year Ended 2005 – Breakdown by country

Additional Information

Table 31

Chilean Companies	YE 04	YE 05	Chg %

GWh Produced	16,797	18,764	11.7%
GWh Sold	18,461	20,731	12.3%
Market Share	40.3%	43.7%	8.5%

Pg. 41

PRESS RELEASE Year Ended 2005 – Breakdown by country

DISTRIBUTION

Chilectra reported a small increase in operating income explained by a 4.7% of higher physical sales, but compensated by lower operating margins due to the last tariff revision, in November 2004. Another relevant issue is that the number of clients increased by 33,000 new customers or 2.4% in line with its historical trend.

CHILECTRA

  Income Statement

Table 32

	Million US$		Million Ch$

	12M 04	12M 05	12M 04	12M 05	Chg %

Revenues from Sales	921	1,070	471,759	548,291	16.2%
Other Operating Revenues	92	88	47,372	44,889	(5.2%)
Operating Revenues	1,013	1,157	519,131	593,180	14.3%
Energy Purchases	(594)	(735)	(304,447)	(376,899)	(23.8%)
Other Operating Cost	(110)	(115)	(56,250)	(58,747)	(4.4%)
Operating Costs	(704)	(850)	(360,697)	(435,646)	(20.8%)
Selling and Administrative Expenses	(86)	(82)	(43,934)	(42,104)	4.2%

Operating Income	223	225	114,500	115,430	0.8%

Interest Income	3	2	1,611	1,177	(26.9%)
Interest Expenses	(64)	(55)	(33,036)	(28,187)	14.7%
Net Financial Income (Expenses)	(61)	(53)	(31,425)	(27,009)	14.1%
Equity Gains from Related Company	10	28	5,307	14,523	173.7%
Equity Losses from Related Company	(44)	(24)	(22,603)	(12,528)	44.6%
Net Income from Related Companies	(34)	4	(17,296)	1,995	111.5%
Other Non Operating Income	14	15	7,169	7,615	6.2%
Other Non Operating Expenses	(12)	(9)	(6,103)	(4,592)	24.8%
Conversion Effect (BT 64)	-	-	-	-
Net other Non Operating Income (Expenses)	2	6	1,066	3,023	183.5%
Price Level Restatement	11	8	5,859	4,097	(30.1%)
Foreign Exchange Effect	-	-	-	-
Net of Monetary Exposure	11	8	5,859	4,097	(30.1%)
Positive Goodwill Amortization	(1)	(1)	(485)	(576)	(18.7%)

Non Operating Income	(82)	(36)	(42,281)	(18,470)	56.3%

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	141	189	72,218	96,959	34.3%
Extraordinary Items	-	-	-	-
Income Tax	13	(34)	6,829	(17,670)	-
Minority Interest	2	(3)	1,058	(1,407)	-
Negative Goodwill Amortization	-	-	-	-

NET INCOME	156	152	80,105	77,881	(2.8%)

Additional Information

Table 33

Chilectra	YE 04	YE 05	Chg %

Customers (Th)	1,371	1,404	2.4%
GWh Sold	11,317	11,851	4.7%
Clients/Employee	1,981	1,972	(0.5%)
Energy Losses % (TTM)	5.2%	5.5%	5.8%

Pg. 42

PRESS RELEASE Year Ended 2005 – Breakdown by country

COLOMBIA

GENERATION

Emgesa recorded a decrease in its operating income, mostly explained by the lower hydrology in the Guavio zone, which forced it to decrease hydroelectric generation and increase thermal generation. Additionally, energy sales decreased by 2.0% . However, this effect was compensated by a reduction in operating costs due to lower energy and capacity purchases.

Betania also recorded a decrease in its operating income primarily due to higher operating costs due to higher purchases of energy and capacity as a consequence of higher average spot prices during the period. However, energy production increased by 13.4% .

BETANIA

  Operating Income

Table 34

	Thousand US$		Million Ch$

	12M 04	12M 05	12M 04	12M 05	Chg %

Operating Revenues	72,689	76,294	37,253	39,101	5.0%
Operating Costs	36,312	42,635	18,610	21,851	17.4%
Operating Margin	36,376	33,659	18,643	17,250	(7.5%)
Selling and Administrative Expenses	894	893	458	458	(0.1%)

Operating Income	35,483	32,766	18,185	16,793	(7.7%)

* Please take note that these figures could differed from those accounted under Colombian GAAP.

Additional Information

Table 35

Betania	YE 04	YE 05	Chg %

GWh Produced	1,853	2,101	13.4%
GWh Sold	2,534	2,737	8.0%
Market Share	3.9%	4.0%	1.8%

Pg. 43

PRESS RELEASE Year Ended 2005 – Breakdown by country

EMGESA

  Operating Income

Table 36

	Thousand US$		Million Ch$

	12M 04	12M 05	12M 04	12M 05	Chg %

Operating Revenues	435,503	428,598	223,195	219,657	(1.6%)
Operating Costs	224,826	216,931	115,224	111,177	(3.5%)
Operating Margin	210,677	211,667	107,972	108,479	0.5%
Selling and Administrative Expenses	6,704	9,217	3,436	4,724	37.5%

Operating Income	203,972	202,450	104,536	103,756	(0.7%)

* Please take note that these figures could differed from those accounted under Colombian GAAP.

Additional Information

Table 37

Emgesa	YE 04	YE 05	Chg %

GWh Produced	10,028	9,763	(2.6%)
GWh Sold	12,614	12,358	(2.0%)
Market Share	19.4%	17.9%	(7.8%)

Pg. 44

PRESS RELEASE Year Ended 2005 – Breakdown by country

DISTRIBUTION

Codensa registered a 17% increase in operating income basically associated with a 4.5% increase in physical sales, as well as a better margin on sales. Also, the company add 58,000 new customers and energy losses decrease to 9.4% .

CODENSA

  Operating Income

Table 38

	Million US$		Million Ch$

	12M 04	12M 05	12M 04	12M 05	Chg %

Revenues from Sales	573	598	293,813	306,555	4.3%
Other Operating Revenues	166	170	84,859	86,893	2.4%
Operating Revenues	739	768	378,671	393,448	3.9%
Energy Purchases	(348)	(345)	(178,491)	(176,671)	1.0%
Other Operating Cost	(204)	(187)	(104,726)	(96,057)	8.3%
Operating Costs	(553)	(532)	(283,217)	(272,727)	3.7%
Selling and Administrative Expenses	(16)	(36)	(7,966)	(18,379)	(130.7%)

Operating Income	171	200	87,488	102,342	17.0%

* Please take note that these figures could differed from those accounted under Colombian GAAP.

Additional Information

Table 39

Codensa	YE 04	YE 05	Chg %

Customers (Th)	2,015	2,073	2.9%
GWh Sold	9,656	10,094	4.5%
Clients/Employee	2,236	2,239	0.1%
Energy Losses % (TTM)	9.7%	9.4%	(3.1%)

Pg. 45

PRESS RELEASE Year Ended 2005 – Breakdown by country

PERU

GENERATION

Edegel reported a decrease in its operating income and in its operating revenues, mainly due to lower average sales price. This scenario was partially compensated by the reduction of operating costs, explained by lower prices of fuel oil and energy and capacity purchases as a consequence of a dry year 2004 and the use of natural gas from Camisea instead of diesel, which permitted thermal electricity to generate at a much lower variable cost.

EDEGEL

  Operating Income

Table 40

	Thousand US$		Million Ch$

	12M 04	12M 05	12M 04	12M 05	Chg %

Operating Revenues	249,398	229,587	127,817	117,663	(7.9%)
Operating Costs	128,927	108,108	66,075	55,405	(16.1%)
Operating Margin	120,472	121,479	61,742	62,258	0.8%
Selling and Administrative Expenses	15,037	16,457	7,706	8,434	9.4%

Operating Income	105,435	105,021	54,035	53,823	(0.4%)

* Please take note that these figures could differed from those accounted under Peruvian GAAP.

Additional Information

Table 41

Edegel	YE 04	YE 05	Chg %

GWh Produced	4,136	4,516	9.2%
GWh Sold	4,328	4,600	6.3%
Market Share	23.3%	23.6%	1.2%

Pg. 46

PRESS RELEASE Year Ended 2005 – Breakdown by country

DISTRIBUTION

Our subsidiary Edelnor decreased its operating income mainly explained by lower margins compensated by an increase of 6.6% increase in physical sales and 12,000 new clients. Very important is that the tariff revision process in the year 2005 ended with no changes and the next tariff setting process will take place in 2009.

EDELNOR

  Operating Income

Table 42

	Million US$		Million Ch$

	12M 04	12M 05	12M 04	12M 05	Chg %

Revenues from Sales	359	366	183,754	187,597	2.1%
Other Operating Revenues	10	9	5,173	4,659	(9.9%)
Operating Revenues	369	375	188,928	192,256	1.8%
Energy Purchases	(234)	(243)	(120,014)	(124,312)	(3.6%)
Other Operating Cost	(44)	(43)	(22,665)	(21,844)	3.6%
Operating Costs	(278)	(285)	(142,678)	(146,156)	(2.4%)
Selling and Administrative Expenses	(34)	(35)	(17,423)	(17,785)	(2.1%)

Operating Income	56	55	28,827	28,315	(1.8%)

* Please take note that these figures could differed from those accounted under Peruvian GAAP.

Additional Information

Table 43

Edelnor	YE 04	YE 05	Chg %

Customers (Th)	912	925	1.4%
GWh Sold	4,250	4,530	6.6%
Clients/Employee	1,680	1,726	2.7%
Energy Losses % (TTM)	8.4%	8.6%	2.4%

Pg. 47

PRESS RELEASE Year Ended 2005 – Breakdown by country

PARTIALLY CONSOLIDATED INCOME STATEMENT
(Parent Company Consolidated with Enersis Internacional Year End 2005 Earnings Report)

UNDER CHILEAN GAAP, MILLION CH$

Table 44

4Q 05	4Q 04	Var %	(in million Ch$ of YE05)	YE 05	YE 04	Var %

828	891	(7.1%)	Gross Operating Margin	3,444	3,451	(0.2%)
(5,266)	(5,092)	(3.4%)	S&A Expenses	(17,048)	(17,938)	5.0%

(4,439)	(4,201)	(5.7%)	Operating Income	(13,604)	(14,487)	6.1%

18,571	15,026	23.6%	Endesa	66,353	52,067	27.4%
14,314	37,712	(62.0%)	Chilectra	74,550	95,686	(22.1%)
1,080	(2,907)	(137.2%)	Edesur	(11,365)	(11,500)	1.2%
2,296	(927)	(347.7%)	Edelnor	7,414	368	-
7,119	(11,758)	160.5%	Ampla	(10,957)	(25,773)	57.5%
(9)	(525)	98.2%	Coelce	790	(1,738)	145.5%
4,111	3,468	18.5%	Codensa	14,460	11,809	22.5%
(262)	3,017	(108.7%)	CAM LTDA	2,392	5,775	(58.6%)
834	1,059	-	Inm Manso de Velasco	2,493	3,114	(20.0%)
243	1,264	(80.8%)	Synapsis	2,552	4,381	(41.8%)
(71)	2,109	-	CGTF	5,905	12,284	(51.9%)
9,815	-	-	Endesa Brasil	9,815	-	-
(62)	(258)	(75.8%)	Other	(4,457)	(1,316)	238.5%

57,978	47,279	22.6%	Net Income from Related Companies	159,945	145,157	10.2%

9,992	9,673	3.3%	Interest Income	47,621	46,384	2.7%
(15,769)	(16,867)	6.5%	Interest Expense	(66,635)	(74,959)	11.1%
(5,777)	(7,193)	19.7%	Net Financial Income (Expenses)	(19,014)	(28,574)	33.5%
2,353	5,117	(54.0%)	Other Non Operating Income	12,841	12,299	4.4%
(767)	(9,761)	92.1%	Other Non Operating Expenses	(3,360)	(19,391)	82.7%
1,587	(4,644)	134.2%	Net other Non Operating Income (Expenses)	9,481	(7,093)	(233.7%)
(1,125)	(442)	(154.4%)	Price Level Restatement	(2,497)	(1,655)	(50.9%)
(6,957)	(16,307)	(57.3%)	Foreign Exchange Effect	(27,569)	(11,933)	(131.0%)
(8,082)	(16,749)	51.7%	Net Monetary Exposure	(30,065)	(13,588)	(121.3%)
(13,281)	(13,289)	0.1%	Positive Goodwill Amortization	(53,238)	(53,110)	(0.2%)

32,424	5,404	(500.1%)	Non Operating Income	67,109	42,792	(56.8%)

27,985	1,203	(2226.9%)	Net Income before (1), (2) & (3)	53,505	28,305	(89.0%)
2,325	7,839	(70.3%)	Income Tax (1)	14,473	17,556	(17.6%)
9	8	1.8%	Negative Goodwill Amortization (2)	39	42	(6.8%)
-	-	-	Minority Interest (3)	-	-	-

30,319	9,051	235.0%	NET INCOME	68,017	45,903	48.2%

0.93	0.28		EPS (Ch$)	2.08	1.41
0.09	0.03		EPADS (US$)	0.20	0.14
32,651,166	32,651,166		Common Shares Outstanding (Th)	32,651,166	32,651,166

Pg. 48

PRESS RELEASE Year Ended 2005 – Breakdown by country

UNDER CHILEAN GAAP, THOUSAND US$

Table 44.1

4Q 05	4Q 04	Var %	(in thousand US$ of YE05)	YE 05	YE 04	Var %

1,615	1,739	(7.1%)	Gross Operating Margin	6,719	6,734	(0.2%)
(10,276)	(9,936)	(3.4%)	S&A Expenses	(33,264)	(35,001)	5.0%

(8,661)	(8,197)	(5.7%)	Operating Income	(26,545)	(28,267)	6.1%

36,236	29,320	23.6%	Endesa	129,469	101,593	27.4%
27,929	73,585	(62.0%)	Chilectra	145,464	186,705	(22.1%)
2,107	(5,671)	(137.2%)	Edesur	(22,177)	(22,438)	1.2%
4,481	(1,809)	(347.7%)	Edelnor	14,466	717	-
13,891	(22,943)	160.5%	Ampla	(21,380)	(50,289)	57.5%
(18)	(1,024)	98.2%	Coelce	1,542	(3,392)	145.5%
8,021	6,767	18.5%	Codensa	28,215	23,042	22.5%
(511)	5,886	(108.7%)	CAM LTDA	4,668	11,268	(58.6%)
1,627	2,066	-	Inm Manso de Velasco	4,864	6,076	(20.0%)
474	2,466	(80.8%)	Synapsis	4,980	8,549	(41.8%)
(138)	4,114	-	CGTF	11,522	23,969	(51.9%)
19,151	-	-	Endesa Brasil	19,151	-	-
(122)	(504)	(75.8%)	Others	(8,696)	(2,569)	238.5%

113,128	92,252	22.6%	Net Income from Related Companies	312,088	283,233	10.2%

19,496	18,875	3.3%	Interest Income	92,919	90,506	2.7%
(30,768)	(32,911)	6.5%	Interest Expense	(130,019)	(146,261)	11.1%
(11,272)	(14,036)	19.7%	Net Financial Income (Expenses)	(37,101)	(55,755)	33.5%
4,592	9,985	(54.0%)	Other Non Operating Income	25,055	23,998	4.4%
(1,496)	(19,046)	92.1%	Other Non Operating Expenses	(6,555)	(37,837)	82.7%
3,096	(9,061)	134.2%	Net other Non Operating Income (Expenses)	18,500	(13,839)	(233.7%)
(2,196)	(863)	(154.4%)	Price Level Restatement	(4,871)	(3,228)	(50.9%)
(13,575)	(31,819)	(57.3%)	Foreign Exchange Effect	(53,792)	(23,285)	(131.0%)
(15,771)	(32,682)	51.7%	Net Monetary Exposure	(58,664)	(26,513)	(121.3%)
(25,915)	(25,929)	0.1%	Positive Goodwill Amortization	(103,879)	(103,629)	(0.2%)

63,266	10,543	-	Non Operating Income	130,945	83,496	(56.8%)

54,605	2,347	-	Net Income before (1), (2) & (3)	104,400	55,229	(89.0%)
4,537	15,296	(70.3%)	Income Tax (1)	28,240	34,255	(17.6%)
17	16	1.8%	Negative Goodwill Amortization (2)	76	81	(6.8%)
-	-	-	Minority Interest (3)	-	-	-

59,159	17,661	235.0%	NET INCOME	132,715	89,568	48.2%

0.93	0.28		EPS (Ch$)	2.08	1.41
0.09	0.03		EPADS (US$)	0.20	0.14
32,651,166	32,651,166		Common Shares Outstanding (Th)	32,651,166	32,651,166

Pg. 49

PRESS RELEASE Year Ended 2005 – Breakdown by country

OWNERSHIP OF THE COMPANY AS OF DECEMBER 31, 2005

CONFERENCE CALL INVITATION

Enersis is pleased to inform you that it will hold a conference call to review its results for the period, on Friday, January 27th, 2006, at 10:00 AM New York time (12:00 PM Chilean Time). To participate, please dial +1 (617) 614-4923 or +1 (800) 320-2978 (toll free USA), approximately 10 minutes prior to the scheduled start time, Passcode ID: 37928916

The phone replay will be available since January 27th, 2006, until February 3rd, 2006, dialing +1 (617) 801-6888 or 1+ (888) 286-8010 (toll free USA) Passcode ID: 95238703

To access the call online, or to access the replay, go to: http://www.enersis.com Investor Relations, the conference will be complemented by a Power Point “slides show”.

Pg. 50

PRESS RELEASE Year Ended 2005 – Breakdown by country

CONTACT INFORMATION

For further information, please contact us:

Susana Rey
Head of Investor Relations
srm@e.enersis.cl
56 (2) 353 4554

Cristian Palacios	Marcela Muñoz	Ignacio Gonzalez	Carmen Poblete
Investor Relations	Investor Relations	Investor Relations	Investor Relations
Representative	Representative	Representative	Representative
cpg1@e.enersis.cl	mml1@e.enersis.cl	ijgr@e.enersis.cl	cpt@e.enersis.cl
56 (2) 353 4492	56 (2) 353 4555	56 (2) 353 4552	56 (2) 353 4447

Maria Luz Muñoz
Investor Relations
Assistant
mlmr@e.enersis.cl
56 (2) 353 4682

DISCLAIMER

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Enersis and its management with respect to, among other things: (1) Enersis’ business plans; (2) Enersis’ cost-reduction plans; (3) trends affecting Enersis’ financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Enersis’ or its affiliates. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Enersis’ Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Enersis undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

Pg. 51

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

Date: January 30, 2006	By:	/s/ Mario Valcarce

Name: Mario Valcarce
Title: Chief Executive Officer